News Release 2005 Second Quarter Results

Vancouver - August 11, 2005 - Bema Gold Corporation (TSX /AMEX: BGO, AIM: BAU) reports the results from its operations for the second quarter ended June 30, 2005. Highlights from the second quarter included the completion of a feasibility study for the Kupol project indicating robust economics, a substantial improvement in the Julietta Mine operations and the advancement of the Refugio Mine to final commissioning. All dollar figures are in United States dollars (USD) unless otherwise indicated.

Financial Results

The Company reported a loss of $12.3 million or $0.031 per share for the second quarter of 2005 compared to net income of $745,000 ($0.002 per share) for the same period last year. Included in net income for the second quarter of 2004 was an unrealized derivative gain of $16.4 million resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments compared with an unrealized derivative loss of $1.6 million in the second quarter 2005.

For the first six months of 2005, Bema reported a loss of $27.2 million ($0.068 per share) on revenue of $43.8 million. The loss for the first six months included a write-down of the carrying value of the Company’s net smelter royalty interest in the Lo Increible property in Venezuela during the first quarter of 2005 (see press release dated May 16, 2005) and $7.2 million of Refugio Mine re-start costs, which are expensed prior to and during the scheduled recommencement of mine operations.

Gold Revenue

Gold revenue in the second quarter of 2005 improved by 4% over the first quarter to $22.4 million on sales of 53,504 ounces at an average realized price of $418 per ounce. The Julietta Mine accounted for $8.9 million from the sale of 21,803 ounces of gold at an average price of $408 per ounce, while $13.5 million was contributed by the Petrex Mines from 31,701 ounces sold at an average price of $425 per ounce.

In the second quarter of 2004, gold revenue totaled $21.2 million on sales of 54,036 ounces at an average realized price of $391 per ounce. The Julietta Mine contributed $10.4 million from 27,195 ounces sold at an average price of $383 per ounce while $10.7 million was contributed by the Petrex Mines from 26,841 ounces sold at an average price of $400 per ounce.

Gold revenue for the first six months of 2005 was $43.8 million from the sale of 105,296 ounces sold at an average price of $416 per ounce. In the first six months of 2004, Bema reported gold revenue of $40.8 million from the sale of 104,025 ounces sold at an average price of $393 per ounce.

Operations

Bema's consolidated gold production for the second quarter of 2005 increased by 9%, and the operating cash costs decreased by 10%*over the same period last year. The Company produced 59,068 ounces of gold in the second quarter at an operating cash cost of $290 per ounce* and a total cash cost of $314 per ounce*. In the second quarter of 2004, Bema reported consolidated production of 54,299 ounces with an operating cash cost of $321 per ounce* and a total cash cost of $342 per ounce*.

Compared to the first quarter of this year, operating cash costs decreased by 16%* mainly due to an improved quarter at the Julietta Mine (see “Julietta Mine” section for details). Consolidated cash costs continue to be negatively affected by the strength of the South African rand versus the U.S. dollar (see “Petrex Mines” section for details).

For the first six months of 2005, Bema produced 114,411 ounces of gold at an operating cash cost of $317 per ounce* and a total cash cost of $337 per ounce*.

Liquidity and Capital Resources

The Company ended the quarter with $15.1 million in cash and cash equivalents and working capital of $19.7 million, compared to cash and cash equivalents of $40.3 million and working capital of $45.6 million in the prior quarter. The decrease is mainly due to expenditures for the Kupol exploration and development program, as well as the procurement of material for the 2006 exploration and development program.

During the quarter Bema reached agreements with Bayerische Hypo-und Vereinsbank AG ("HVB") to increase its existing $100 million bridge loan facility to $150 million. Amounts drawn on the facility above $100 million will mature on March 31, 2006 while remaining amounts will mature on July 21, 2006. Bema will guarantee the facility, however the Company intends to repay the bridge loan from the proceeds of the Kupol project construction financing which is expected to be arranged in the second half of 2005. This facility is being used for the continued development of the Kupol project located in north-eastern Russia (see “Kupol Project” section for details).

Julietta Mine, Russia (Bema 79%)

The Julietta Mine had a successful second quarter surpassing its budget targets for gold and silver production as well as reducing cash costs per ounce. The positive results have more than made up for the first quarter 2005 production shortfall, and as at June 30, 2005 the mine’s year-to-date production exceeded budget by 5%. Gold production from Julietta for the second quarter was 32% higher than budget and 65% higher than that of the first quarter 2005.

In the second quarter, 42,272 tonnes of ore were milled at Julietta at an average gold grade of 22.3 grams per tonne producing 26,941 ounces at an operating cash cost of $167 per ounce and a total cash cost of $220 per ounce, resulting in an operating income of $263,000 and generating cash from operations of $3.9 million.

The mine’s improved performance was attributable to an increase in the availability of underground mine equipment, as equipment ordered in the fourth quarter of 2004 was received and operational during the quarter. Also, additional supervision added to the underground and maintenance departments increased equipment utilization. The increased availability of equipment allowed for higher-grade stopes to be accessed as backfilling was caught up during the quarter. Mining also commenced on a newly discovered zone at surface, which had not been budgeted, replacing lower-grade stockpile ore. During the quarter, the mine also achieved one full year of operations without a lost time accident.

During the same period last year, Julietta produced 24,571 ounces of gold at an operating cash cost of $139 per ounce and a total cash cost of $186 per ounce. Operating cash costs and total cash costs at Julietta are net of a silver by-product credit.

For the first six months of 2005, Julietta milled 82,579 tonnes of ore at an average grade of 18.6 grams per tonne gold producing 43,241 ounces of gold at an operating cash cost of $206 per ounce and a total cash cost of $258 per ounce.

Petrex Mines, South Africa (Bema 100%)

During the second quarter, Petrex produced 32,127 ounces of gold at a total cash cost of $391 per ounce* from 516,024 tonnes of ore milled at an average grade of 2.1 grams per tonne. Operating costs continued to remain high during the second quarter due to the strength of the South African rand versus the U.S. dollar, in spite of the depreciation of the rand of approximately 6.4% during the period. Further contributing to the high operating costs was a change of underground mine contractors in the quarter, which resulted in a loss of underground workers, causing a slow down of the underground operations. This slow down resulted in a decrease of higher grade underground ore being delivered to the mill, which had to be made up from lower grade stockpiles. The resulting lower than anticipated average grade for the period negatively affected the operating costs. Petrex incurred an operating loss for the period of $1.2 million which included a gain of $1.7 million from the exercise of rand denominated put options.

Emphasis is being placed on the training of key personnel, improving the Shaft Call Factors at all of the shafts to increase the ore grade delivered to the plant, and increasing production from underground. Mud recovery systems are functioning at about 30% of capacity due to access problems, high inflows of water from other areas and poor ground conditions in the mud areas. Tonnages from the mud pumping are gradually increasing due to improvements in all of these areas.

During the same period last year, Petrex produced 29,728 ounces of gold at a total cash cost of $470 per ounce* .

For the first six months of 2005, Petrex milled 1,024,194 tonnes of ore at an average grade of 2.30 grams per tonne gold, producing 71,170 ounces of gold at a total cash cost of $385 per ounce*.

Refugio Mine, Chile (Bema 50%)

Final commissioning of the plant is underway. Crushing commenced in June and the plant achieved several days at the budgeted capacity of 40,000 tonnes per day in July. Bema’s share of estimated production for the remainder of the year is projected at approximately 50,000 ounces of gold. Total cash operating costs are projected at $298 per ounce in 2005, slightly higher than the life of mine projections of $250 per ounce, due to the ramp up period. The total capital cost of the expansion was reviewed in late March and remains at $100 million plus a $34 million lease for the new mining fleet (Bema’s share is 50%).

Kupol Deposit, Russia (Bema 75%)*

In the second quarter, the Kupol feasibility study was completed with a positive conclusion. The project is technically feasible with robust economics. Procurement activities for the 2006 season continue in preparation of the summer navigation season to Pevek, Russia. At the Kupol site, development activities included camp expansion to a 450 person capacity, road construction, excavation and leveling of the permanent man camp site, preparation of aggregate and fill materials for concrete and support of future construction activities, and the beginning of excavation activities at the airstrip.

On July 12th Bema released the first round of drill results from the 2005 exploration program. At the time of the announcement, fifty three holes totaling 14,414 metres had been completed of the 45,000 metre drilling program. Highlights of the recent drilling include the discovery of a second new vein 1 kilometre southwest of the Big Bend zone, extension of the mineralization a further 200 metres north along strike, intersection of the South zone offset vein and continued success in deeper exploration drilling of the Central zone. Drilling continues and more results will be released in the coming weeks.

Cerro Casale, Chile (Bema 24%)

In September 2004, Placer Dome issued a certificate (Certificate B) under the Shareholders' Agreement indicating that it has commenced, or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. On June 30, 2005, Placer Dome redelivered Certificate B and, subject to the terms of the Shareholders' Agreement, has until the end of 2005 to arrange such financing. Placer Dome is currently updating the feasibility study for Cerro Casale and is advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer Dome elects not to proceed with the project and it is still deemed financeable under the terms of the Shareholders’Agreement, Placer Dome is required to relinquish its interest in Cerro Casale to Bema and Arizona Star. The Cerro Casale project is located in Chile and is a joint venture between Placer Dome (51%), Bema (24%) and Arizona Star Resource Corp. (25%).

Gold Forward and Option Contracts

During the second quarter, Bema reduced the number of outstanding gold forward and contingent forward contracts by 28,250 ounces and intends to continue to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates out to 2006. Bema applies hedge accounting to all Julietta forward contracts currently outstanding.

Bema's entire committed gold contracts represent approximately 3% of the Company's proven and probable reserves and measured and indicated resources.

	2005	2006	2007	2008-2012
Gold
Forward contracts (ounces)	15,050	43,350	-	-
Average price per ounce	$327	$319	$-	$-

Dollar denominated –
Put options purchased
$290 strike price (ounces)	13,008	23,790	21,342	38,646
$390 to $422 strike price (ounces)	29,000	68,000	68,000	38,500

Rand (ZAR) denominated -
Put options purchased (ounces)	32,892	-	-	-
Average price per ounce (ZAR)	3,100	-	-	-
Average price per ounce (US)(i)	$467	$-	$-	$-

Call options sold (ounces)	36,000	57,750	59,000	35,250
Average price per ounce	$472	$462	$462	$465

Contingent forwards (maximum)
$350 strike price (ounces)	18,000	36,000	36,000	132,000

Silver
Forward contracts (ounces)	200,000	-	-	-
Average price per ounce	$6.30	$-	$-	$-

Put options purchased (ounces)	300,000	600,000	-	-
Average price per ounce	$6.34	$6.34	$-	$-

Call options sold (ounces)	300,000	600,000	-	-
Average price per ounce	$7.65	$7.65	$-	$-

(i) Based on 6.6313 rand to 1 USD, being the closing rate at June 30, 2005.

The rand denominated put options and all contingent forward contracts are treated as non-hedge transactions and marked to market on a quarterly basis with the resulting unrealized derivative gain or loss reflected in the statement of operations.

Outlook

The second half of 2005 will be a very active period for Bema. Refugio is scheduled to achieve full commissioning and begin contributing to the Company’s gold production profile by the fourth quarter. Development at the Kupol project is proceeding well as is the procurement and shipping of materials for the 2006 program. The majority of equipment and materials for 2006 is scheduled to arrive at the port of Pevek (Russia) late in the third quarter. A bankable feasibility study for Kupol has been published and Bema is working with its Mandated Lead Arrangers, HVB and Société Générale, to secure project construction financing during the second half of the year. Furthermore, the exploration program at Kupol continues to be a major success with more results expected in the coming weeks. Finally, Placer Dome is required to arrange financing for Cerro Casale by the end of December 2005 or relinquish its interest in the project. Bema remains one of the most active, growth-oriented companies in the gold mining sector with the goal of producing 1 million ounces of gold annually by the year 2009.

Conference Call Details

Bema will host a conference call and webcast to discuss second quarter results on Thursday, August 11, 2005 at 2:00 pm PST / 5:00 pm EST. You may access the call by calling the operator at 416-695-9753 or toll free 1-877-461-2816 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275, or within North America call toll free 1-888-509-0081. The webcast can be accessed from Bema’s web site at www.bema.com.

* Operating and total cash costs are adjusted to reflect cash gains from the exercise of South African rand denominated gold put options. The gains for the various periods referred to in this news release are as follows: Consolidated production Q-2 2005: $28 per ounce (Q-2 2004:$44 per ounce ), Petrex Q-2 2005: $54 per ounce (Q-2 2004: $82 per ounce ), Consolidated production for six months ended June 30, 2005: $43 per ounce (First six months 2004: $34 per ounce), Petrex production for six months ended June 30, 2005: $69 per ounce (First six months 2004: $60 per ounce).

All of Bema’s Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs and, in the case of the Julietta Mine, less silver by-product credits. Total cash costs, calculated in accordance with this Standard, include operating cash costs, royalties and production taxes.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development program and financings. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company’s Form 40-F and is available at the SEDAR website. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Second Quarter		Six Months
	2005	2004	2005	2004
GOLD REVENUE	$22,357	$21,150	$43,835	$40,836

EXPENSES
Operating costs	19,509	21,752	41,212	39,421
Depreciation and depletion	5,042	4,921	8,932	8,479
Refugio re-start of operations	3,023	990	7,211	1,189
Julietta warehouse fire (recovery)/ loss	(27)	800	267	1,800
Other	533	469	1,210	902
	28,080	28,932	58,832	51,791

MINE OPERATING LOSS	(5,723)	(7,782)	(14,997)	(10,955)

OTHER EXPENSES (INCOME)
General and administrative	2,371	3,382	5,044	5,269
Interest and financing costs	1,416	2,598	2,625	4,403
General exploration	381	159	650	370
Stock-based compensation	1,721	2,404	2,573	3,032
Foreign exchange (gains)/ losses	181	64	20	1,209
Other	(3)	(227)	57	(346)
	6,067	8,380	10,969	13,937

LOSS BEFORE TAXES AND OTHER ITEMS	(11,790)	(16,162)	(25,966)	(24,892)

Write-down of net smelter royalty	-	-	(3,099)	-
Write-down of Yarnell mineral property	-	-	-	(8,527)
Realized derivative gains	116	1,155	1,829	1,572
Unrealized derivative (losses)/ gains	(1,638)	16,392	(3,249)	18,731
Equity in losses of associated companies	(41)	(136)	(53)	(180)
Investment gains	630	15	756	399

(LOSS)/ EARNINGS BEFORE INCOME TAXES	(12,723)	1,264	(29,782)	(12,897)

Current income taxes	-	(485)	-	(485)
Future income tax (expense)/ recovery	378	(34)	2,621	(34)

(LOSS)/ NET EARNINGS FOR THE PERIOD	$(12,345)	$745	$(27,161)	$(13,416)

(LOSS)/ EARNINGS PER COMMON SHARE - basic and diluted	$(0.031)	$0.002	$(0.068)	$(0.038)

Weighted average number of common shares
outstanding (in thousands)	400,684	358,078	400,593	356,910

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2005	2004	2005	2004

OPERATING ACTIVITIES
(Loss)/ net earnings for the period	$(12,345)	$745	$(27,161)	$(13,416)
Non-cash charges (credits)
Depreciation and depletion	5,042	4,921	8,932	8,479
Amortization of deferred financing costs	115	542	160	1,007
Equity in losses of associated companies	41	136	53	180
Derivative instruments	1,379	(17,304)	2,880	(19,817)
Investment gains	(630)	(15)	(756)	(399)
Future income tax expense/ (recovery)	(378)	34	(2,621)	34
Stock-based compensation	1,721	2,404	2,573	3,032
Write-down of net smelter royalty	-	-	3,099	-
Write-down of Yarnell mineral property	-	-	-	8,527
Other	472	1,302	2,568	(335)
Change in non-cash working capital	(2,493)	(3,522)	(5,707)	(2,601)
	(7,076)	(10,757)	(15,980)	(15,309)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	525	7,902	531	8,012
Kupol bridge financing	32,500	-	36,500	-
Refugio working capital loan	6,000	-	6,000	-
Capital lease repayments	(891)	-	(1,709)	-
Deferred financing costs	(3,248)	-	(3,255)	-
Convertible loan, net of issue costs	-	-	-	66,874
Julietta project loan repayment	-	-	-	(5,583)
Petrex loan repayments	-	(1,500)	-	(3,000)
Other	-	48	-	48
	34,886	6,450	38,067	66,351

INVESTING ACTIVITIES
Kupol development	(36,015)	(5,004)	(57,708)	(11,820)
Kupol exploration	(5,499)	(3,271)	(8,419)	(6,695)
Refugio construction	(4,201)	(6,176)	(13,359)	(6,913)
Julietta Mine	(510)	(449)	(1,779)	(683)
Julietta exploration	(1,894)	(1,569)	(3,409)	(2,297)
Petrex Mines	(1,311)	(1,976)	(2,732)	(3,824)
Petrex exploration	(414)	(584)	(776)	(874)
Acquisition, exploration and development	(1,366)	(1,784)	(3,458)	(3,781)
Investment purchases in associated company	(902)	-	(902)	-
Other	(957)	(480)	(1,418)	(407)
	(53,069)	(21,293)	(93,960)	(37,294)

Effect of exchange rate changes on cash
and cash equivalents	77	5	(89)	132

Increase (decrease) in cash and cash equivalents	(25,182)	(25,595)	(71,962)	13,880

Cash and cash equivalents, beginning of period	40,331	70,248	87,111	30,773

Cash and cash equivalents, end of period	$15,149	$44,653	$15,149	$44,653

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	June 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$15,149	$87,111
Accounts receivable	9,216	8,019
Marketable securities, at cost
(Market value - $11.9 million; December 31, 2004 - $13.8 million)	3,554	3,554
Inventories	24,061	16,113
Other	5,811	6,827
	57,791	121,624

Investments	7,083	5,593
Property, plant and equipment	498,248	418,883
Unrealized fair value of derivatives	2,550	13,761
Deferred derivative losses	5,448	6,718
Future income tax assets	5,100	5,100
Other assets	25,805	21,374
	$602,025	$593,053

LIABILITIES
Current
Accounts payable	$33,972	$32,250
Current portion of long-term debt	4,106	3,730
	38,078	35,980

Unrealized fair value of derivatives	39,697	49,299
Long-term debt	172,684	129,937
Future income tax liabilities	23,798	24,321
Asset retirement obligations	16,786	17,418
Other liabilities	912	664
Non-controlling interest	2,431	2,587
	294,386	260,206

SHAREHOLDERS' EQUITY
Capital stock
Issued - 401,092,317 common shares (December 31, 2004 -
400,498,902)	556,914	557,365
Value assigned to share purchase warrants and stock options	21,464	19,060
Convertible notes	18,849	18,849
Deficit	(289,588)	(262,427)
	307,639	332,847
	$602,025	$593,053

Approved by the Directors
"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton